Exhibit 21.1

China Bat Group, Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

HC High Summit Holding Limited	British Virgin Islands

HC High Summit Limited	Hong Kong

Hao Limo Technology (Beijing) Co., Ltd.	People’s Republic of China

Beijing Tianxing Kunlun Technology Co., Ltd.	People’s Republic of China

Beijing Tianrenshijia Apparel Co., Ltd.	People’s Republic of China

Beijing Tongxingyi Feed Co., Ltd.	People’s Republic of China

Beijing Eighty Weili Technology Co., Ltd.	People’s Republic of China

Beijing Saikesheng Garments Co., Ltd.	People’s Republic of China

Beijing Yimingzhu Restaurant Management Co., Ltd.	People’s Republic of China